Philips appoints Jim Andrew as Chief Strategy Officer

June 20, 2011

Gottfried Dutine to retire per December 31, 2011

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced the appointment of Jim Andrew as Chief Strategy Officer, effective July 15, 2011. Later this year, Mr. Andrew will also take over the innovation portfolio – including corporate technologies, research & development, and idea-to-market process leadership — from Gottfried Dutine, who will retire per December 31, 2011. Mr. Andrew will report directly to Philips Chief Executive Officer Frans van Houten.

“I am very pleased that in Jim Andrew we have been able to find a leader with a strong focus on strategy and innovation,’’ said Mr. Van Houten. “Innovation is the lifeblood of Philips and it has been for 120 years. Jim’s track record will help us accelerate our innovation in the market that will help us to boost both organic and inorganic growth in the future.  I’m confident Philips will benefit tremendously from Jim’s experience in the domain of strategy development, innovation and business transformation. At the same time, I wish to already express my appreciation to Gottfried for his commitment and his passionate contribution to make our company more customer-focused. He also deserves a lot of credit for his role in renewing our Corporate Technologies organization, strengthening the focus of our innovation efforts on market and customer needs.”

Gottfried Dutine, born in 1952 in Germany, joined Philips in 2002 and has been a member of the Board of Management since April 2002. He became the Global Head of Markets & Innovation as of January 1, 2010. In May of this year, Philips appointed Ronald de Jong as Chief Market Leader to strengthen its leadership focused on customers and markets. As part of that new role, the market and area related responsibilities supervised by Mr. Dutine were transferred to Mr. De Jong with effect from June 1, 2011.

Jim Andrew (American, 1962) joins Philips from The Boston Consulting Group (BCG), where he last served as Senior Partner and Managing Director based in Chicago. Prior to this, he founded and ran BCG’s offices in both Mumbai in India and Singapore. Mr. Andrew heads BCG’s global Innovation Strategy Practice and is a member of BCG’s global Strategy Practice leadership team.

”I am very happy to join Philips in this exciting role and look forward to working together to further strengthen Philips’ strategy and the company’s focus on innovation,” said Mr. Andrew. “Philips is a company with a rich history and huge potential that is well-positioned for continued success.”

Mr. Andrew was recently appointed by Secretary of Commerce Locke as a charter member of the inaugural National Advisory Committee on Innovation and Entrepreneurship (NACIE), the council that advises the US administration on key innovation and entrepreneurship issues and supports President Obama’s innovation strategy. Mr. Andrew has worked extensively with leading multi-business, industrial, and consumer companies on issues of growth, M&A, international expansion, and corporate and business unit strategy. He joined BCG in 1986.

For further information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel. + 31 20 59 77406
Email: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.